Exhibit 99.1

Interim Consolidated Financial Statements of Alithya Group inc. For the three and six months ended September 30, 2021 and 2020 (unaudited)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars, except per share data) (unaudited)		2021	2020	2021	2020
	Notes	$	$	$	$
Revenues		105,277	68,355	208,198	139,066
Cost of revenues		76,804	49,623	151,385	99,931
Gross margin		28,473	18,732	56,813	39,135

Operating expenses
Selling, general and administrative expenses	11	24,885	20,146	47,632	39,562
Business acquisition and integration costs		689	190	4,632	1,103
Depreciation	11	1,247	927	2,800	1,809
Amortization of intangibles	5	3,450	2,892	6,830	6,546
Foreign exchange loss (gain)		(42)	344	26	352
		30,229	24,499	61,920	49,372
Operating loss		(1,756)	(5,767)	(5,107)	(10,237)
Net financial expenses	12	1,075	827	2,024	1,555
Gain on recovery of note receivable		—	(660)	—	(660)
Loss before income taxes		(2,831)	(5,934)	(7,131)	(11,132)
Income tax expense (recovery)
Current		(148)	446	(196)	1,235
Deferred		94	(889)	(2,126)	(2,347)
		(54)	(443)	(2,322)	(1,112)
Net loss		(2,777)	(5,491)	(4,809)	(10,020)
Basic and diluted loss per share	10	(0.03)	(0.09)	(0.06)	(0.17)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 3

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		September 30,	March 31,
(in thousands of Canadian dollars) (unaudited)		2021	2021
	Notes	$	$
Assets
Current assets
Cash		23,562	6,903
Accounts receivable and other receivables		89,050	69,363
Income taxes receivable		—	642
Unbilled revenues		20,326	9,924
Tax credits receivable		9,024	4,936
Prepaids		2,574	3,923
		144,536	95,691
Non-current assets
Restricted cash		3,243	3,233
Tax credits receivable		6,465	7,809
Property and equipment		10,131	8,449
Right-of-use assets	4	13,807	11,118
Intangibles	5	82,679	36,590
Deferred tax assets		7,866	7,465
Goodwill	6	113,840	72,906
		382,567	243,261

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		68,976	51,571
Deferred revenues		11,913	10,288
Income taxes payable		184	—
Current portion of lease liabilities	4	2,723	1,923
Current portion of long-term debt	7	7,539	35,134
		91,335	98,916
Non-current liabilities
Long-term debt	7	76,938	19,817
Lease liabilities	4	15,814	13,536
Deferred tax liabilities		12,304	2,980
		196,391	135,249
Shareholders' equity
Share capital	8	278,035	197,537
Deficit		(101,002)	(96,190)
Accumulated other comprehensive income (loss)		119	(508)
Contributed surplus		9,024	7,173
		186,176	108,012
		382,567	243,261

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 4

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six months ended September 30, (in thousands of Canadian dollars, except share data) (unaudited)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(4,809)	—	—	(4,809)
Other comprehensive income		—	—	—	627	—	627
Total comprehensive loss		—	—	(4,809)	627	—	(4,182)
Share-based compensation		—	—	—	—	890	890
Share-based compensation granted on business acquisitions		—	—	—	—	961	961
Issuance of Subordinate Voting Shares in consideration of the acquisition of R3D Consulting Inc.	8	25,182,676	80,585	—	—	—	80,585
Shares repurchased for cancellation	8	(26,400)	(87)	(3)	—	—	(90)
Total contributions by, and distributions to, shareholders		25,156,276	80,498	(3)	—	1,851	82,346
Balance as at September 30, 2021		83,851,714	278,035	(101,002)	119	9,024	186,176

Balance as at March 31, 2020		58,073,517	195,335	(78,780)	6,123	4,691	127,369
Net loss		—	—	(10,020)	—	—	(10,020)
Other comprehensive income		—	—	—	(3,397)	—	(3,397)
Total comprehensive loss		—	—	(10,020)	(3,397)	—	(13,417)
Share-based compensation		—	—	—	—	753	753
Share-based compensation granted on business acquisitions		—	—	—	—	2,470	2,470
Issuance of Subordinate Voting Shares from settlement of DSU	8	7,718	32	—	—	(32)	—
Total contributions by, and distributions to, shareholders		7,718	32	—	—	3,191	3,223
Balance as at September 30, 2020		58,081,235	195,367	(88,800)	2,726	7,882	117,175

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 5

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2021	2020	2021	2020
	$	$	$	$
Net loss	(2,777)	(5,491)	(4,809)	(10,020)
Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries	1,245	(1,069)	627	(3,397)
	1,245	(1,069)	627	(3,397)
Comprehensive loss	(1,532)	(6,560)	(4,182)	(13,417)

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 6

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three months ended September 30,		For the six months ended September 30,
(in thousands of Canadian dollars) (unaudited)		2021	2020	2021	2020
	Notes	$	$	$	$
Operating activities
Net loss		(2,777)	(5,491)	(4,809)	(10,020)
Items not affecting cash
Depreciation and amortization		4,697	3,819	9,630	8,355
Amortization of finance costs	12	66	63	129	116
Share-based compensation		934	1,658	1,851	3,223
Unrealized foreign exchange loss (gain)		150	26	148	(306)
Foreign exchange gain on repayment of long-term debt		(25)	(413)	(22)	(610)
Forgiveness of PPP loan		—	—	(5,868)	—
Interest accretion on balances of purchase payable	12	212	209	419	419
Loss on disposal of property and equipment		—	57	—	204
Other		60	—	60	(122)
Deferred taxes		94	(889)	(2,126)	(2,347)
Changes in non-cash working capital items	13	(10,934)	(5,726)	(6,409)	1,764
		(4,746)	(1,196)	(2,188)	10,696
Net cash (used in) from operating activities		(7,523)	(6,687)	(6,997)	676

Investing activities
Additions to property and equipment		(395)	(152)	(736)	(759)
Additions to intangibles		—	(4)	—	(6)
Restricted cash		(5)	(5)	(10)	(1,011)
Business acquisition, net of cash acquired	3	—	—	(401)	—
Net cash used in investing activities		(400)	(161)	(1,147)	(1,776)

Financing activities
Increase in long-term debt, net of related transaction costs		25,756	17,480	53,291	35,221
Repayment of long-term debt		(4,161)	(15,951)	(27,241)	(34,520)
Repayment of lease liabilities		(676)	(266)	(1,138)	(554)
Shares repurchased for cancellation	8	(90)	—	(90)	—
Lease incentives		—	—	—	917
Net cash from financing activities		20,829	1,263	24,822	1,064

Effect of exchange rate changes		3	(19)	(19)	(101)
Net change in cash		12,909	(5,604)	16,659	(137)
Cash, beginning of period		10,653	14,277	6,903	8,810
Cash, end of period		23,562	8,673	23,562	8,673
Cash paid (included in cash flow (used in) from operating activities)
Interest paid		706	422	1,366	882
Income taxes paid (recovered)		232	189	(670)	191

The accompanying notes are an integral part of these interim consolidated financial statements.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
1. GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. The Group deploys leading-edge solutions, services, and skill to develop tools designed to meet the unique needs of customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transportation and logistics, professional services, healthcare, and government.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trades on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. BASIS OF PREPARATION
Statement of Compliance
These interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards ("IFRS"), and should be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2021. The Company applied the accounting policies adopted in the most recent annual audited consolidated financial statements for the year ended March 31, 2021, except for changes as detailed below.
The Company’s revenues are subject to seasonal variations. Revenues have historically been lower during the second quarter, however in the current year, revenues did not follow historical patterns due to revenues from an acquired business (note 3).
These interim consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on November 10, 2021.
Basis of Measurement
The interim consolidated financial statements have been prepared on an accrual basis and under the historical cost basis except for:
•Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.
INTANGIBLES
Intangible assets consist mainly of customer relationships, non-compete agreements, internal-use business solutions and software licenses and tradenames. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method, or a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed, over their estimated useful lives, as follows:

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)

	Method	Period
Customer relationships	Straight line/ Economic consumption	3 - 10 years or based on the term of the underlying contracts
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years
Tradenames	-	Indefinite

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
CAPITAL STOCK
Share repurchase plan
When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.
SHARE-BASED COMPENSATION PLANS
Long-term incentive plan (the "Plan")
The Company operates a Plan for eligible employees and directors of the Company and its subsidiaries which provides for various types of awards, including equity-settled stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The Board, at its discretion, may elect to settle the RSUs and PSUs in the form of a cash payment. The Company accounts for the RSUs and PSUs as equity-settled awards as the Board intends to settle these awards through the issuance of capital stock.
The fair value of the share-based expense is based on the grant date fair value of the award expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to capital stock.
Performance share units
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The terms and conditions of each PSU grant, including market and non-market performance goals, are determined by the Board. For the portion of PSUs that are issuable based on market performance conditions, the amount of PSUs recognized as an expense is adjusted based on an estimate of fair value measured using a Monte Carlo model considering market performance conditions at grant date. For the portion of the PSUs that are issuable based on non-market conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
2. BASIS OF PREPARATION (CONT'D)
NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
Amendments to IAS 37 - Onerous Contracts, Cost of Fulfilling a Contract
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022 and applicable to contracts existing at the date when the amendments are first applied. At the date of the initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other components of equity as appropriate. The comparatives are not restated. Management is currently assessing, but has not yet determined, the impact on the Group’s consolidated financial statements.
3. BUSINESS COMBINATION
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D") (the “R3D Acquisition”), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date. The accounting for this acquisition and the purchase price allocation have been measured on a provisional basis as the fair value of the intangible assets and right-of-use assets are pending completion of an independent valuation.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the R3D Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the R3D Acquisition, the fair value will then be revised. The R3D Acquisition is being accounted for using the acquisition method of accounting.
For the three and six months ended September 30, 2021, the Company incurred acquisition-related costs of approximately nil and $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition and integration costs.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 10

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc.	$
Current assets
Cash	577
Accounts receivable and other receivables	10,165
Unbilled revenues	7,169
Prepaids	91
18,002
Non-current assets
Tax credits receivable	3,234
Property and equipment	2,207
Right-of-use assets	4,212
Intangibles	52,777
Deferred tax assets	763
Goodwill	40,627
Total assets acquired	121,822

Current liabilities
Accounts payable and accrued liabilities	15,070
Income taxes payable	155
Deferred revenues	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,829
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,810
Total liabilities assumed	40,259

Net assets acquired	81,563

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc.	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares	80,585
Total consideration transferred	81,563

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 11

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
3. BUSINESS COMBINATION (CONT'D)
Alithya IT 's contribution to the Group results
For the three and six months ended September 30, 2021, the Alithya IT business contributed revenues of approximately $15,569,000 and $35,562,000, respectively. For the three and six months ended September 30, 2021, the Alithya IT business contributed to the consolidated net loss of the Group, a loss in the amount of $805,000 and $3,820,000, respectively, including amortization, primarily related to the acquired customer relationships, of $1,268,000 and $2,538,000, respectively, and acquisition and integration costs of $250,000 and $3,482,000, respectively.
4. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	September 30, 2021	March 31, 2021
	$	$
Beginning balance as at April 1, 2021 and 2020	11,118	11,492
Additions	4,212	2,611
Depreciation	(1,530)	(1,906)
Reassessment	—	(830)
Lease inducement allowance	(2)	28
Exchange rate effect	9	(277)
Ending balance	13,807	11,118

Lease liabilities

As at	September 30, 2021	March 31, 2021
	$	$
Beginning balance as at April 1, 2021 and 2020	15,458	13,232
Additions	4,212	2,611
Lease payments	(1,488)	(1,992)
Lease incentives	—	2,243
Lease interest	350	595
Reassessment	—	(830)
Concession	—	(110)
Exchange rate effect	5	(290)
Ending balance	18,537	15,459
Current portion	2,723	1,923
	15,814	13,536

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 12

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
4. LEASES (CONT'D)
Contractual lease payments under the lease liabilities as at September 30, 2021 are as follows:

As at	September 30, 2021
$
Less than one year	3,351
One to two years	3,297
Two to five years	9,067
More than five years	5,228
Total undiscounted lease payments at period end	20,943

Amounts recognized in net loss

	For the three months ended September 30,		For the six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Interest on lease liabilities	173	154	350	289
Variable lease payments	639	618	1,483	1,409
	812	772	1,833	1,698

Total cash outflow for leases for the three and six months ended September 30, 2021 was $1,488,000 and $2,971,000, respectively, and $1,038,000 and $2,252,000 for the three and six months ended September 30, 2020, respectively.
5. INTANGIBLES

As at	September 30, 2021				March 31, 2021
	Customer relationships	Software	Non-Compete Agreements	Total	Customer relationships	Software	Non- compete agreements	Total
	$	$	$	$	$	$	$	$
Cost	67,720	4,334	6,902	78,956	73,722	4,377	7,530	85,629
Additions, purchased	—	2	—	2	—	7	—	7
Additions through business acquisition (note 3)	52,777	—	—	52,777	—	—	—	—
Additions, internally generated	—	—	—	—	—	159	—	159
Disposals / retirements	—	—	—	—	(2,933)	(29)	(237)	(3,199)
Foreign currency translation adjustment	122	2	16	140	(3,069)	(180)	(391)	(3,640)
Subtotal	120,619	4,338	6,918	131,875	67,720	4,334	6,902	78,956
Accumulated amortization	38,033	2,471	1,862	42,366	31,970	1,242	613	33,825
Amortization	5,654	503	673	6,830	8,996	1,258	1,485	11,739
Disposals / retirements	—	—	—	—	(2,933)	(29)	(236)	(3,198)
Subtotal	43,687	2,974	2,535	49,196	38,033	2,471	1,862	42,366
Net carrying amount	76,932	1,364	4,383	82,679	29,687	1,863	5,040	36,590

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 13

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
6. GOODWILL

As at	September 30, 2021
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2021	26,950	7,694	137	8,915	29,210	72,906
Business acquisition (note 3)	40,627	—	—	—	—	40,627
Foreign currency translation adjustments	—	—	(1)	72	236	307
Net carrying amount	67,577	7,694	136	8,987	29,446	113,840

As at	March 31, 2021
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance as at April 1, 2020	26,950	7,694	150	10,012	32,802	77,608
Foreign currency translation adjustments	—	—	(13)	(1,097)	(3,592)	(4,702)
Net carrying amount	26,950	7,694	137	8,915	29,210	72,906

7. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	September 30,	March 31,
	2021	2021
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	56,181	31,023
Subordinated unsecured loan (b)	10,000	—
Balance of purchase payable with a nominal value of $3,100,000, non-interest bearing (5.8 % effective interest rate) payable April 3, 2022	3,044	2,988
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (6.0 % effective interest rate), payable on October 1, 2022	1,698	1,649
Balance of purchase payable with a nominal value of $8,649,350 (US$6,825,000), non-interest bearing (6.0 % effective interest rate), payable on December 13, 2022	8,064	7,770
Balance of purchase payable with a nominal value of $3,258,750, non-interest bearing (5.7 % effective interest rate) payable on February 1, 2022	3,199	3,112
Unsecured promissory notes (US$ nil; March 31, 2021 US$4,800,000) (c)	—	6,034
Deferral of employment tax payments (US$1,877,873) (d)	2,380	2,361
Other	184	213
Unamortized transaction costs (net of accumulated amortization of $605,977 and $476,685)	(273)	(199)
	84,477	54,951
Current portion of long-term debt	7,539	35,134
	76,938	19,817

(a) On September 30, 2021, the Credit Facility was amended and is now available to a maximum amount of $70,000,000, and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2,500,000.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 14

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
7. LONG-TERM DEBT (CONT'D)
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.50% to 2.00%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits, to a maximum of $7,500,000. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The Credit Facility matures April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
(b) On September 28, 2021, the Company entered into a subordinated unsecured loan, with Investissement Québec, bearing interest ranging between 6.00% and 7.25%, determined and payable quarterly, based on threshold limits for certain financial ratios, and maturing on September 29, 2025. Under the terms of the loan, the Group is required to maintain certain financial covenants which are measured on a quarterly basis.
(a)(b) The Group was in compliance with all of its financial covenants as at September 30, 2021.
(c) As a result of the COVID-19 pandemic, on May 5, 2020, five U.S. subsidiaries of the Group received funding under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6,300,000 ($7,932,000). The Notes have a term of five years at an interest rate of 1% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which may not be forgiven.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP, which the Group applied for between November 17, 2020 and January 5, 2021. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item (note 11). Such forgiveness is to be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving such notice.
During the three and six months ended September 30, 2021, the Group recognized an aggregate amount of nil and $5,868,000 (US$4,800,000) respectively, and nil for the three and six months ended September 30, 2020, as government assistance for the PPP loans. As at September 30, 2021, the Group has received confirmation of four full loan forgiveness decisions by the SBA of subsidiary loans, and believes it has reasonable assurance for recognizing forgiveness on the last remaining PPP loan in the amount of $2,883,000 (US$2,275,000), as evidenced by the reception of four full loan forgiveness decisions, out of five PPP loans obtained in May 2020. The amount was included against the net loss for the six months ended September 30, 2021.
(d) The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes is due fifty percent on December 31, 2021 and the remaining amount on December 31, 2022.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 15

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2021	51,373,822	193,552	7,321,616	3,985
Business acquisition of R3D (note 3)	25,182,676	80,585	—	—
Shares repurchased for cancellation	(26,400)	(87)	—	—
As at September 30, 2021	76,530,098	274,050	7,321,616	3,985

During the six months ended September 30, 2021, the following transactions occurred:
•As part of the R3D Acquisition, 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued in consideration of the acquisition.
•During the three months ended September 30, 2021, the Company repurchased and cancelled 26,400 Subordinated Voting Shares under its share repurchase plan for a total cash consideration of $90,000 with the excess of the purchase price over the carrying value in the amount of $3,000 charged to retained earnings.
During the six months ended September 30, 2020, the following transaction occurred:
•7,718 DSUs were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.
Share repurchase plan
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a Normal Course Issuer Bid (“NCIB”). Under the NCIB, the Company will be allowed to purchase for cancellation up to 5,462,572 Subordinated Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021.
Purchases under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date on which the Company will have acquired the maximum number of Subordinated Voting Shares allowable under the NCIB or otherwise has decided not to make any further purchases. All purchases of Subordinated Voting Shares will be made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share repurchase plan (“ASRP”) with a designated broker in connection with its NCIB. The ASRP allows for the designated broker, to purchase for cancellation Subordinated Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 16

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
Stock options
The following table presents information concerning stock option activity for the period:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at April 1, 2021	3,525,181	3.37
Granted	1,073,302	3.23
Forfeited	(118,000)	3.14
Expired	(47,672)	5.92
Ending balance as at September 30, 2021	4,432,811	3.28
Exercisable at period end	1,662,772	3.33

Included in the 1,662,772 of stock options exercisable as at September 30, 2021, 810,528 stock options are exercisable to purchase Class B multiple voting shares ("Multiple Voting Shares").
On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares, at a grant price of $3.23 and US$2.66, respectively.
The number of Alithya stock options granted to employees during the six months ended September 30, 2021 and 2020, the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, and the related compensation expense recorded, were as follows:

Period ended	September 30,
	2021	2020
Compensation expense related to the options granted	127	41
Number of stock options granted	1,073,302	755,000
Weighted average fair value of options granted	$1.20	$0.81
Aggregate fair value of options granted	1,290	609
Weighted average assumptions
Share price	$3.23	$2.26
Exercise price	$3.23	$2.26
Risk-free interest rate	1.25%	0.46%
Expected volatility*	34.7%	35.0%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.2	3.2

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 17

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
8. SHARE CAPITAL (CONT'D)
DSUs
The following table presents information concerning DSU activity for the period:

	Number of DSUs	Weighted average grant date fair value
		$
Beginning balance as at April 1, 2021	330,246	2.97
Granted	90,108	3.43
Ending balance as at September 30, 2021	420,354	3.07

On June 30, 2021, 46,310 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.39, per DSU, for an aggregate fair value of $156,991. The amounts have been recorded in share-based compensation expense.
On September 30, 2021, 43,798 fully vested DSUs, in aggregate, were granted to non-employee directors of the Company at a fair value of $3.48, per DSU, for an aggregate fair value of $152,417. The amounts have been recorded in share-based compensation expense.
RSUs
As at September 30, 2021, 181,498 fully vested RSUs, in aggregate, are outstanding with a grant date fair value of $2.26.
PSUs
On June 14, 2021, the Board approved the issuance of 332,263 PSUs, in aggregate, vesting three years from the date of grant.
On July 1, 2021, 332,263 PSUs, in aggregate, were granted to employees of the Company at a grant date fair value of $3.24, per PSU, for an aggregate fair value of $1,076,532. Share-based compensation expense for the three and six months ended September 30, 2021 amounted to $91,000.
Share-based compensation

	For the three months ended September 30,		For the six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Stock option plan	208	197	398	367
Share purchase plan – employer contribution	273	152	527	285
Share-based compensation granted on business acquisitions	483	1,224	961	2,470
Deferred share units	152	134	309	274
Restricted share units	—	103	92	112
Performance share units	91	—	91	—
	1,207	1,810	2,378	3,508

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 18

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
9. RELATED PARTIES
Operating transactions with key management personnel
In the normal course of operations, the Company concluded the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties.

	For the three months ended September 30,		For the six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenues*	5,530	—	11,400	—

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

As at	September 30,	March, 31
	2021	2020
	$	$
Trade accounts receivable	5,852	—

10. EARNINGS PER SHARE

	For the three months ended September 30,		For the six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Net loss	(2,777)	(5,491)	(4,809)	(10,020)

Weighted average number of common shares outstanding	83,877,540	58,081,235	83,877,825	58,079,970
Basic and diluted loss per share	(0.03)	(0.09)	(0.06)	(0.17)

The potentially dilutive outstanding equity instruments mentioned in Note 8 were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
11. ADDITIONAL INFORMATION ON OPERATING LOSS
The following table provides additional information on the consolidated loss:

	For the three months ended September 30,		For the six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Employee compensation costs (a)	67,672	52,108	130,039	103,664
Government assistance
- tax credits (b)	(2,517)	(1,785)	(4,642)	(3,249)
- grants and loan forgiveness (c)	—	(1,183)	(6,088)	(2,581)
Selling expenses (d)	13,710	12,449	24,974	23,639
General and administrative expenses (d)	11,175	7,697	22,658	15,923
Depreciation of property and equipment	481	469	1,270	839
Depreciation of right-of-use assets	766	458	1,530	970

(a) Included in cost of sales and selling, general and administrative expenses.
(b) Included in cost of sales.
(c) For the three months ended September 30, 2020, $1,010,000 and $173,000 are included in cost of sales and selling, general and administrative expenses, respectively. For the six months ended September 30, 2021, $4,764,000 and $1,324,000 (2020 - $2,317,000 and $264,000) are included in cost of sales and selling, general and administrative expenses, respectively.
(d) Including related employee compensation costs.
12. NET FINANCIAL EXPENSES
The following table summarizes net financial expenses:

	For the three months ended September 30,		For the six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Interest on long-term debt	531	247	1,010	557
Interest and financing charges	106	163	181	188
Interest on lease liabilities	173	154	350	289
Amortization of finance costs	66	63	129	116
Interest accretion on balances of purchase payable	212	209	419	419
Interest income	(13)	(9)	(65)	(14)
	1,075	827	2,024	1,555

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 20

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
13. SUPPLEMENTARY CASH FLOW INFORMATION
Net change in non-cash working capital items is as follows:

	For the three months ended September 30,		For the six months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Accounts receivable and other receivables	(7,620)	(3,308)	(9,536)	4,305
Income taxes receivable	34	413	676	1,010
Unbilled revenues	(540)	(931)	(3,200)	(3,476)
Tax credits receivable	2,224	(304)	477	2,180
Prepaids	717	658	1,471	525
Accounts payable and accrued liabilities	(7,016)	(3,850)	2,245	(3,731)
Income taxes payable	(303)	—	29	—
Deferred revenues	1,570	1,596	1,429	951
	(10,934)	(5,726)	(6,409)	1,764

14. SEGMENT AND GEOGRAPHICAL INFORMATION
The Company has examined its activities and has determined, based on information received on a regular basis by the decision-makers, that it has a single reportable segment.
Revenues by geographic location
The following table presents total external revenues by geographic location:

	For the three months ended September 30,				For the six months ended September 30,
	2021		2020		2021		2020
	$	%	$	%	$	%	$	%
Canada	66,087	62.8	38,938	56.9	134,321	64.6	77,308	55.6
U.S.	35,704	33.9	27,052	39.6	67,138	32.2	57,354	41.2
Europe	3,486	3.3	2,365	3.5	6,739	3.2	4,404	3.2
	105,277	100.0	68,355	100.0	208,198	100.0	139,066	100.0

Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	September 30,		March 31,
	2021		2021
	$	%	$	%
Canada	156,989	71.2	62,172	48.2
U.S.	62,442	28.3	65,784	51.0
Europe	1,026	0.5	1,107	0.8
	220,457	100.0	129,063	100.0

Alithya Group inc. – Interim Consolidated Financial Statements for the three and six months ended September 30, 2021 and 2020	| 21

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables) (unaudited)
14. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT'D)
Major customer
Contracts with one major customer accounted for $15,242,000 and 14.5% of revenues for the three months ended September 30, 2021 ($6,683,000 and 9.8% for the three months ended September 30, 2020) and $30,533,000 and 14.7% of revenues for the six months ended September 30, 2021 ($12,625,000 and 9.1% for the six months ended September 30, 2020). As at September 30, 2021, accounts receivable and other receivables from the major customer amounted to $16,498,000 or 18.5% of total accounts receivable and other receivables (March 31, 2021 - $11,011,000 or 15.9%).

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